STEPHANIE IZEVBIZUA   September 7, 2016

WEB DEBT SOLUTIONS, LLC

444 WEST LAKE STREET

SUITE 305

CHICAGO, IL, 60606

UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

RESPONSE LETTER

MR COURTNEY LINDSAY AND MR LARRY SPIRGEL:

This letter is in response to the comments after reviewing the original registration statement. Web Debt Solutions, LLC and thoroughly read over and made necessary corrections to complete the registration for new registered securities:

Eligibility Requirements:

1. As stated in Part I, item 4 that 5 million securities at a per security of $49 being offered by issuer (WEB DEBT SOLUTIONS, LLC), brings the product to a total offering of $245 million. Amendments were made to continue to be eligible for the FORM 1-A was to reduce the amount of securities from 5 million to **408,613** to bring the total amount of the offering to $20 million.

   General:

2. The filing for Registration 1-A is in accordance with the Regulation S-T of the Securities Act which states: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERCEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

3. The offering statement has been signed on behalf of the issuer (Web Debt Solutions, LLC) as well as separately by the Chief Executive Officer, Chief Financial Officer, and the majority of the

Board of Directors. Attached is a scanned copy of the signed documents showing Stephanie Izevbizua as the Chief Executive officer, also serving multiple capacities.

1-A: Item 3. Application of Rule 262

Application of Rule 262

4. It was noted that in Form 1-A at Item 3, it was checked both of the boxes regarding "bad actors". This mark was corrected to only have the first box checked in regards to "bad actors" stating: Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification. Revisions have been made to correct this.

1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed

Offerings

5. It was stated that the price of the securities is $49, and a portion of the aggregate offering price attributable to securities being offered on behalf of the Web Debt Solutions, LLC is $10 and the portion attributable to securities offered on behalf of selling security holders is $3 for a total offering of $13. This total is below the per security price referenced above. This was corrected to disregard any aggregated offering price attributable to securities being offered on behalf of Web Debt Solutions, LLC. There is no aggregated offering price. Revisions have been made to remove the $10 an and the $3.

1-A: Item 5. Jurisdictions in Which Securities are to be Offered

6. Amendments have been made in regards to offerings being made in several states through underwriters. Underwriters are not being used in any portion of this offering therefore is has been revised to remove the indication that there are securities being offered in any state through underwriters as required by Form 1-A.

Cover Page

7. It was not properly indicated on the cover page which from was followed when drafting the document for the offering filing. Revisions have been made to the document to include the information on the form that was followed when drafting the disclosures which is Form 1-A.

8. Revisions have been made on the outside of my cover page to include the caption "<u>Preliminary Offering Circular</u>."

9. It was stated in Part I of the filing that a "best efforts" offering would not be conducted. Revisions have been made to the cover page to include the information required by the first chart of Part II, Item 1(e) of Form 1-A to include this information.

Summary and Risk Factors

10. Revisions to the filing have been made to include risk factors that make this offering speculative or substantially risky. Being that the field of practice is Debt Collections in the Financial Services sector makes this, One: a "risky" field for many businesses and investors. Second, the Debt Collection field is a $500-Billion-dollar industry and only 3% of the companies worldwide make up 90% of this percentage. That alone makes Web Debt Solutions, LLC a high risk company being that for the last 2 years the average net revenues have exceeded over $450,000,000 putting the company in the top 10% of the leading industry.

11. It was stated incorrectly that "the only risk that could never become an issue for Web Debt Solutions, LLC would be the expense of going forward in becoming a public company." There are no risks associated with the expenses of the company possibly going public, and revisions have been made to remove this from the offering statement.

Item 4. Dilution

12. A more in depth description of how the price within the groups of purchasers will be determined are:

Of the 408,163 shares to be issued, 5% or 20,430 will be set aside exclusively for the Board of Directors to make a purchase per share at $35 each and the other 95% or 388,183 will be for the public and will be available for purchase at a set price of $49. The shares made available for public will be listed on the World Wide Stock Exchange using NASDAQ.

13. A comparison of the public contribution under the proposed public offering and the average effective cash contributions of the company's affiliates will be as follows:

Public Contribution- 388,183 shares available @ $49/share will be $19,020,000 as compared to the company's affiliates- 20,430 shares available @ $35/share will be $715,050.

14. Revisions have been made to the filing to describe in more detail the "Preemptive Rights Protection: in place for purchasers of the securities as follows: A preemptive right is a privilege that may be extended to certain shareholders of a corporation that grants them the right to purchase additional shares in the company prior to shares being made available for purchase by the general public in the event of a seasoned offering, which is a secondary issuing of stock shares. A preemptive right, also referred to as preemption rights, anti-dilution provisions or subscription rights, is written into the contract between the stock purchaser and the company, although a few states grant preemptive rights as a matter of law unless specifically negated in a company's articles of incorporation.

Item 5. Plan of Distribution and Selling Security holders

15. Revisions have been made that a portion of the securities offered will not be from selling to security holders and has been removed from the offering statement.

16. Revisions have been made to the filing to describe arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. There will be no returns or refunds. There are no such arrangements to return or refund funds to subscribers if any of the securities to be offered are not sold.

Item 7. Description of Business

17. The description of Web Debt Solutions, LLC is largely an overview of the debt collection industry. A broader explanation of the company itself in more details about the operations and planned operations are as followed:

The proposed approach in getting this done would be: Negotiating the contract terms with client, fees between vendor and client will be due 10 days upon an agreed and signed contract. Once the transmission of accounts/invoices are sent, then the accounts/invoices will then be sent to the IT and COO and "scrub" the accounts for new contact information. Being that these are student loan accounts and Perkins cohort accounts these will be the basic operations would be for the company's sales team or the CEO to establish contact with a potential client. Upon establishing a business relationship and interest of all agreeable parties, a NDA or Non-Disclosure Agreement (better known as a confidentiality agreement) is signed by all interested parties. This creates a confidential relationship between the parties to protect any type of confidential and proprietary information or trade secrets. As such, an NDA protects nonpublic business information. The collections attorney will oversee this entire process until the receipt of accounts from person(s) or businesses to the company for collections on debts. Once terms of a contract are established, potential client may or may not request an onsite visit to ensure securities and other precautionary measures are met upon placements of accounts. If this is required, a meeting with the executive officers, IT's, managers, and attorneys will take place with potential client to get all interested parties better acclimated in order to proceed with agreed terms of contract. Terms of contract will vary depending on client, needs, time, date, number of placements, and other variables that will customize the contract with all interested parties with the company. The collection attorney will oversee this process, draft, and approve contracts with clients, their attorney (if applicable), and executive officers of Web Debt Solutions, LLC. Upon signatures of all interested parties, transmissions of funds for the fee company will charge (if applicable) must be received before the recovery process can start. If in the event the agreement is for debt purchase, the amount that was agreed and approved by all interested parties will be transmitted to person(s) or business that is relinquishing debts for purchase. If the contract is for contingency work, the accounts will be transmitted in an approved manner that will be compatible with agreed parties technical support and software. Information(s) will be loaded unto company's database whether contingent or purchased inventory. This will be done by IT's, then a "scrub" will be performed to update debtor(s) information to ensure proper methods of reaching parties are performed at a high rate of contact. Then upon approval of executive management, the inventory are sent letters according to the laws of each debtor(s) state for validation of debt and disputes. Once completed, in accordance with federal, state, and local laws and regulations, the company will send letters to have customers and consumers validate the debt with 30 days to do so. After 2 days after the letter has gone out, the inventory is then distributed to collectors according to knowledge, skill, and type of products.

Work plan: Highly trained and acknowledgeable staff have worked with secured and unsecured loans these along with overdraft bank accounts with major banks and credit union such as Navy Credit Union, Wells Fargo, and Bank of America. Also understanding that procedures between credit unions and banks vary and have specialized collectors in only one field or the other working credit unions or banks.

To have a manual team dedicated in working strictly to collect on secured, unsecured loans, overdraft bank accounts, judgements, liens, bankruptcies, credit cards, and auto deficiencies sets us apart from so many agencies who will have their collectors working multiple portfolios at one time unable to specialize in what clients request from both credit union members and the vendors collecting for them. They will adhere to specific guidelines of the client (AERO Federal Credit Union), the company, the interstate laws, and compliance in the recovery of the accounts/invoices. Accounts will be called be called daily, weekly, and monthly per what is permitted by law and per client regulations. The balance in full will always be demanded first. A letter will follow 10 days out upon validation of debt demanding balance in full. The 'Balance in Full' letters will follow every 20 days out. Once contact is made with the consumer then will be demanded, if it cannot be reached then a complete assessment will be taken by collector about the debtor's finances. Upon review a determination will be made if debtor has means of paying account in full at that time or over a period of time. A payment arrangement can be made if that is the best arrangement that can be made for the debtor. If a settlement is requested, it must be approved by management and must be in compliance with client guidelines.

The methodologies employed to conduct for these collection services are:

Negotiating the contract terms with client, fees between vendor and client will be due 10 days upon an agreed and signed contract. Once the transmission of accounts/invoices are sent, then the accounts/invoices will then be sent to the IT and COO and "scrub" the accounts for new contact information. Being that these are student loan accounts and Perkins cohort accounts these will be the basic operations would be for the company's sales team or the CEO to establish contact with a potential client. Upon establishing a business relationship and interest of all agreeable parties, a NDA or Non-Disclosure Agreement (better known as a confidentiality agreement) is signed by all interested parties. This creates a confidential relationship between the parties to protect any type of confidential and proprietary information or trade secrets. As such, an NDA protects nonpublic business information. The collections attorney will oversee this entire process until the receipt of accounts from person(s) or businesses to the company for collections on debts. Once terms of a contract is established, potential client may or may not request an onsite visit to ensure securities and other precautionary measures are met upon placements of accounts. If this is required, a meeting with the executive officers, IT's, managers, and attorneys will take place with potential client to get all interested parties better acclimated in order to proceed with agreed terms of contract. Terms of contract will vary depending on client, needs, time, date, number of placements, and other variables that will customize the contract with all interested parties with the company. The collection attorney will oversee this process, draft, and approve contracts with clients, their attorney (if applicable), and executive officers of Web Debt Solutions, LLC. Upon signatures of all interested parties, transmissions of funds for the fee company will charge (if applicable) must be received before the recovery process can start. If in the event the agreement is for debt purchase, the amount that was agreed and approved by all interested parties will be transmitted to person(s) or business that is relinquishing debts for purchase. If the contract is for contingency work, the accounts will be transmitted in an approved manner that will be compatible with agreed parties technical support and software. Information(s) will be loaded unto company's database whether contingent or purchased inventory. This will be done by IT's, then a "scrub" will be performed to update debtor(s) information to ensure proper methods of reaching parties are performed at a high rate of contact. Then upon approval of executive management, the inventory is sent letters according to the laws of each debtor(s) state for validation of debt and disputes. Once completed, in accordance with federal, state, and local laws and regulations, the company will send letters to have customers and consumers validate the debt with 30 days to do so. After 2 days after the letter has gone out, the inventory is then distributed to collectors according to knowledge, skill, and type of products. Accounts will be worked manually by collectors meaning they will physically call debtor(s) for collecting of the accounts. Accounts will be called be called daily, weekly, and monthly per what is permitted by law and per client regulations. The balance in full will always be demanded first. A letter will follow 10 days out upon validation of debt demanding balance in full. The Balance in Full letters will follow every 20 days out. Once contact is made with the consumer then will be demanded, if it cannot be reached then a complete assessment will be taken by collector about the debtor's finances. Upon review a determination will be made if debtor has means of paying account in full at that time or over a period of time. A payment arrangement can be made if that is the best arrangement that can be made for the debtor. If a settlement is requested, it must be approved by management and must be in compliance with client guidelines.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

18. Revisions to The Management's Discussion and Analysis of Financial Condition and Results of Operations section of the filing have been made. More detail about the company's current financial condition, changes in financial condition and operating results for each of the years presented in the financial statements are as follows:

    2014- Web Debt Solutions, LLC started in February 7, 2014 as a startup. The owner and CEO, Stephanie Izevbizua, used $100,000 from a 401k and other cash assets to fund the company. Being that she has been in the industry for over 10 years and has worked with financial institutes worldwide, she brought over with her to her new company 10 big institutions such as

Gulf International and Standard Chartered Bank. This alone help fund over $100 million and gross revenues in just the first quarter as a startup. Each month thereafter the company grossed over $100 million in sales and revenues.

2015- In 2015, after putting out numbers that helped put Web Debt Solutions, LLC as a competitor among much completion, American Express was added as a new client, which put the numbers over the top. The first 2 quarters of 2015 grossed over $120 million but the first quarter went slower than expected. With a turnaround in sales and additional 3 new clients in the second quarter, Web Debt Solutions, LLC was able to generate over $164,000,000 in sales and revenues. This alone allowed for the company to acquire Navy Federal Credit Union and Chase Bank as clients. With this being said, the company did not start off much in debt borrowing from an institution being that the owner had liquid assets and cash available to fund the company as a startup, which differentiates the company from others. This allows Web Debt Solutions, LLC to make a larger portion of a profit compared to company expenses to keep operations going daily, monthly, and yearly.

19. It was stated that the company's "revenues gross[ed] in 2 months alone... over $3,643,000" in its early stages and that the company's revues have grown since those early stages. It is reflected in the financial statements. Under each annual date given it specifically states that the numbers given are "read in millions". Revisions have been made to adjust the actual numbers itself to reflect this so that according to the financial statements, revenues did exceed $605,645 in the past three years, although it was to read: "revenues exceeded $605,645,000 in the past three years."

20. It was stated that Web Debt Solutions, LLC has $15,000,000 om assets. Again it is reflected in the numbers to be read in millions, but revisions have made so that the $15,000,000 in assets are reflected in the financial statements. The company has liquid assets and in cash $15,000,000 readily available.

Item 11. Compensation of Directors and Executive Officers

21. Revisions have been made to the disclosures to include compensation information for members of the company's governing board to include: salary, commissions, and bonuses.

Item 14. Securities Being Offered

22. It has been clarified in the disclosures made in Item 14 (a) (i) and (a)(ix):

being that capital stock is being offered, Share Holders have dividend Rights, and with those rights it includes:

-voting power on major issues

-Ownership in a portion of the company

-The right to Transfer Ownership

-an entitlement to dividend shares

-opportunities to inspect corporate books and records.

Part III EXHIBITS

23. A multitude of exhibits have been listed, but were not attached in the first submission of the draft offering. In the current re submission of the offering, attached is the Exhibits that were used.

Financial Statements

24. Amendments have been made to file the financial statements as part of the disclosure documents rather than submitting them as a correspondence.

This Offering Statement Letter is in compliance with the United States Securities and Exchange Commission. The following statement below shows acknowledgement from Web Debt Solutions LLC as a company that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing, and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  (Attached to this offering statement is a handwritten form of this acknowledgement)

Sincerely,

Stephanie Izevbizua

CEO, Owner, President

Web Debt Solutions, LLC
444 West Lake Street

Suite 305

Chicago, Illinois, 60606

616-649-9149

Web Debt Solutions, LLC

4812 Cruse Rd

Houston, Texas, 77016

616-649-9149